BOARD OF DIRECTORS
MEETING MINUTES REPORT

January 8, 2014

Date of Board Meeting: 1/08/2014
Time of Meeting: 10:00
Place of Meeting: Tele-Conference

Present:
Mr. Robert Rico Chairman of the Board "Voting Member"
Mr. Calvin Lewis Executive Board Member "Voting Member"
Mr. Franjosé Yglesias-Bertheau Secretary of the Board "Voting Member"
Mr. Haim Yeffet Executive Board Member "Voting Member"

Present Via Phone:
Mr. Robert Rico Chairman of the Board "Voting Member"
Mr. Calvin Lewis Executive Board Member "Voting Member"
Mr. Franjosé Yglesias-Bertheau Secretary of the Board "Voting Member"

Absent:
Haim Yeffet Executive Board Member "Voting Member"

Agenda:
1. Amendment to the Corporate Articles of Incorporation Section E (Designation of Series A Convertible Preferred.

Discussion, Decisions & Assignments:
Whereas, the CFO Mr. Wiedrich and the SEC Auditors Mr. Ditonto; advised the Company that the current designation of series A convertible preferred, on a floating conversion rate was not acceptable for PCAOB/SEC auditing purposes.

The Board of Directors unanimously approved the amendment to the section E as follows:

CERTIFICATE OF DESIGNATION, NUMBER, POWERS PREFERENCES AND RELATIVE, PARTICIPATING OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND OTHER DISTINGUISHING CHARACTERISTICS OF SERIES A PREFERRED STOCK OF NYBD HOLDINGS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the "Corporation) is NYBD HOLDINGS, INC.

2. The certificate of incorporation of the Corporation authorizes issuance of 10,000,000 shares of Preferred Stock with a par value to be determined by the Board of Directors and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative participating, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

3. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that TEN MILLION (10,000,000) shares of the Preferred Stock (par value $0.001 per share) are authorized to be issued by this Corporation pursuant to its certificate of incorporation, and that there be and hereby is authorized and created a series of preferred stock, hereby designed as the Series A Preferred Stock, which shall have the voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, set forth in such certificate of incorporation and in addition thereto, those following:

DESIGNATION. The Preferred Stock subject hereof shall be designated Series A Preferred Stock ("Series A Preferred"). No other shares of Preferred Stock shall be designated as Series A Preferred stock. This designation shall replace the Designation for Series A Preferred filed on April 15, 2013.

DIVIDENDS. The holders of the shares of Series A Preferred may or may not be entitled to cumulative dividends, approved by the Board of Directors

CONVERSION. Preferred "A" Shares are convertible each into twenty-five shares of Common Stock (25 Common Shares to 1 Preferred A Shares conversion rate). The conversion right of the holders of Series A Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its Transfer agent for the Series A Preferred, accompanied by written notice authorizing conversion. Immediately prior to the close of business on the date the Corporation receives written notice of conversion, each converting holder of Series A Preferred shall be deemed to be the holder of record of common stock issuable upon conversion of such holder(s) Series A Preferred notwithstanding that the share register of the Corporation shall then be closed or that certificates representing such common stock shall not then be actually delivered to such person. The conversion ratio for all Series A Preferred shares shall be calculated as of the close of business on the Conversion Record Date regardless of the date the Series A Preferred shares are actually tendered for conversion.

VOTING RIGHTS The holder of the share of Series A Preferred Stock shall have the following voting rights:

a. The holder of the share of Series A Preferred Stock shall be entitled to 25 votes per 1 vote of common stock on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of the common stock and of an other shares of capital stock of the Corporation entitled to vote at a meeting of shareholders as one class, except in cases where a separate or additional vote or consent of the holders of any class or series of capital stock or other equity securities of the Corporation shall be required by these Articles or applicable law, in which case the requirement for any such separate or additional vote or consent shall apply in addition to the single class vote or consent otherwise required by this paragraph.

a. As of each record date for the determination of the Corporation's shareholders entitled to vote on any matter (a "Record Date"), the share of Series A Preferred Stock shall have voting rights and powers equal to the number of votes that entitle the holder of the share of Series A Preferred Stock to exercise one vote more than one-half of all votes entitled to be cast as of such Record Date by all holders of capital stock of the Corporation so as to ensure that the votes entitled to be cast by the holder of the share of Series A Preferred Stock shall be equal to at least fifty-one percent (51 %) of all votes entitled to be cast.

b. Without the written consent of the holder of the share of Series A Preferred Stock at a meeting of the shareholders of this Corporation called for such purpose, the Corporation will not amend, alter or repeal any provision of the Articles of Incorporation (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Series A Preferred Stock. Status of Redeemed Stock. In the event the share of Series A Preferred Stock shall be redeemed pursuant to Section 3 hereof, or converted pursuant to Section 4 hereof. the share shall be cancelled and returned to the status of authorized but unissued shares of preferred stock.

Resolved, that the President of the Company or his designee is empowered to do those things necessary to give force an effect to the resolutions above.

Robert Rico Chairman of the Board	Calvin Lewis Executive Board Member	Franjosé Yglesias-Bertheau Secretary of the Board